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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL
RECEIVED
FEB 2 5 2005
WASH. D.C. 213
PROCESSING SECTION

SEC FILE NUMBER

8- 8193

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___January 1, 2004___ AND ENDING___December 31, 2004___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. E. Powell & Company, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1100 Gulf Tower
(No. and Street)

Pittsburgh	PA	15219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrea Vadas Evancho   (412) 391-4594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph, LLC
(Name – if individual, state last, first, middle name)

9401 McKnight Road, Suite 205	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Andrea Vadas Evancho_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__E. E. Powell & Company, Inc._____ , as
of _____December 31_____ , 20 _04___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

Signature

Treasurer / CCO
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. E. POWELL & COMPANY, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2004
&
INDEPENDENT AUDITORS' REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
E. E. Powell & Company, Inc.:

We have audited the accompanying statement of financial condition of E. E. Powell & Company, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. E. Powell & Company, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
January 21, 2005

E.E. POWELL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

<u>ASSETS</u>

CASH	$ 73,074
DEPOSIT WITH CLEARING ORGANIZATION	50,000
RECEIVABLE FROM CLEARING ORGANIZATION	279,769
SECURITIES OWNED:	
Marketable, at market value	4,875
Not readily marketable, at estimated fair value	5,900
PREPAID EXPENSES	2,442
FURNITURE AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $176,163	11,344
TOTAL	$ 427,404

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

LIABILITIES,	
Accounts payable and accrued expenses	$ 28,236
Accrued payroll and related liabilities	41,591
Total liabilities	69,827
STOCKHOLDERS' EQUITY:	
Common stock, no par value, 100,000 shares	
authorized, 52,644 shares issued and outstanding	514,709
Paid-in capital	31,975
Deficit	(189,107)
Total stockholders' equity	357,577
TOTAL	$ 427,404

See Notes to Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions and fees	$ 930,253
Net dealer inventory and investment gains	391,751
Mutual funds - direct sales	102,964
Interest and dividends	14,413
Total revenues	1,439,381
EXPENSES:	
Employee compensation and benefits	1,054,318
Commissions and clearance fees	136,348
Other operating	96,029
Occupancy	77,289
Communications and data processing	39,956
Quotation services	38,771
Taxes, other than income taxes	1,702
Interest	1,434
Total expenses	1,445,847
LOSS BEFORE INCOME TAXES	(6,466)
INCOME TAXES	-
NET LOSS	$ (6,466)

See Notes to Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	PAID-IN CAPITAL	DEFICIT	TREASURY STOCK	TOTAL
BALANCE, BEGINNING OF YEAR	$ 729,284	$ -	$ (182,641)	$ -	$ 546,643
NET LOSS	-	-	(6,466)	-	(6,466)
ISSUANCE OF COMMON STOCK	30,086	-	-	-	30,086
PURCHASE OF TREASURY STOCK	-	-	-	(212,686)	(212,686)
RETIREMENT OF TREASURY STOCK	(244,661)	31,975	-	212,686	-
BALANCE, END OF YEAR	$ 514,709	$ 31,975	$ (189,107)	$ -	$ 357,577

See Notes to Financial Statements

- 5 -

E.E. POWELL & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (6,466)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	6,000
Issuance of common stock for compensation	30,086
(Increase) decrease in:	
Receivable from clearing organization	34,972
Securities owned	280,183
Prepaid expenses	314
Increase (decrease) in:	
Accounts payable and accrued expenses	5,823
Accrued payroll and related liabilities	41,591
Securities sold, not yet purchased	(141,423)
Net cash provided by operating activities	251,080
CASH FLOWS USED IN INVESTING ACTIVITIES,	
Purchase of furniture and equipment	(2,135)
CASH FLOWS USED IN FINANCING ACTIVITIES,	
Purchase of treasury stock	(212,686)
INCREASE IN CASH	36,259
CASH, BEGINNING OF YEAR	36,815
CASH, END OF YEAR	$ 73,074
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,	
Interest paid	$ 1,434

See Notes to Financial Statements

- 6 -

---

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

E. E. Powell & Company, Inc. (the "Company") is a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers, Inc.

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

REVENUES

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis. The Company records such transactions on a settlement date basis. The difference between the two methods was not significant to the financial statements at December 31, 2004.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Throughout the year, interest is earned on the amounts receivable and charged on amounts payable.

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

RECEIVABLE FROM CLEARING ORGANIZATION

Receivables are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

INVESTMENTS

Investments in marketable securities are recorded at market value in the statement of financial condition. Investments in securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in net loss in the accompanying statement of operations.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated service lives of the depreciable assets.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK BASED COMPENSATION

Common stock awarded for employee compensation is accounted for under Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting For Stock Issued to Employees*. Under ABP 25, stock awards are recognized at the estimated market value of the common stock issued at the date of the award. Compensation expense of $30,086 was recorded in 2004 for stock awards.

2. SECURITIES OWNED

Marketable securities owned consisted of trading and investment securities. Fair value of these securities are summarized as follows:

State and municipal obligations	$ 4,875
Corporate stocks	2,600
Stock warrants	3,300
Total	$10,775

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Estimated fair value of securities not readily marketable consisted of the following:

Equities	$5,900

3. INCOME TAXES

The differences between the actual credit for income taxes and the amount expected by applying the federal statutory income tax rate of 34% to loss before income taxes are reconciled below:

Expected income tax credit	$(2,198)
Increase (decrease) resulting in:	
State tax benefit, net of federal benefit	(422)
Surtax and other differences	2,427
Change in valuation allowance	(193)
Actual credit for income taxes	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant temporary differences are the difference between the book and tax basis of the Company's furniture and equipment and net operating loss carryforwards. The net deferred income tax asset (liability) is as follows:

Deferred tax assets:	
Federal net operating loss carryforward	$47,853
State net operating loss carryforward	21,478
Accrued expenses	9,979
Total deferred tax asset	79,310
Deferred tax liability,	
Depreciation	1,809
Total deferred tax liability	77,501
Valuation allowance	(77,501)
Total	$ -

The Company established a valuation allowance for deferred tax assets as it is more likely than not that the deferred tax assets will not be realized. The increase in the deferred tax asset valuation allowance is primarily due to the taxable loss.

The Company has federal net operating loss carryforwards of approximately $141,000. These carryforwards expire between 2021 and 2023.

The Company has state net operating loss carryforwards of approximately $215,000. These carryforwards expire from December 31, 2007 to December 31, 2013.

4. OPERATING LEASE

The Company entered into an operating lease for office space. Rent expense was $77,289. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2004 are as follows:

YEAR ENDING DECEMBER 31:

2005	$ 58,527
2006	55,113
2007	55,113
2008	55,113
2009	55,113
Thereafter	22,964
Total	$301,943

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $337,400, which was $87,400 in excess of its required net capital of $250,000. The Company's net capital ratio was .21 to 1 at December 31, 2004.

6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a financial institution located in Pittsburgh, Pennsylvania. The balances are insured by the Federal Deposit Insurance Corporation to $100,000.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. RETIREMENT PLAN

The Company sponsors a Simple IRA plan. Employer contributions were $21,412.

9. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

E.E. POWELL & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 357,577
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Furniture and equipment, net	11,344
Securities not readily marketable	5,900
Prepaid expenses and petty cash	2,592
Other deductions and/or charges	19,836
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	337,741
HAIRCUTS ON SECURITIES (COMPUTED, WHERE APPLICABLE, PURSUANT TO RULE 15c3-1 (f))	
Trading and investment securities, Debt securities	341
NET CAPITAL	$ 337,400

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 28,236
Accrued payroll and related liabilities	41,591
Total liabilities	69,827
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ 69,827

E.E. POWELL & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE INDEBTEDNESS)	$ 4,655
MINIMUM DOLLAR NET CAPITAL REQUIRED	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 87,400
EXCESS NET CAPITAL AT 1000%	$ 330,417
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.21 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 337,400
Net audit adjustments	-
NET CAPITAL PER ABOVE	$ 337,400

See Notes to Financial Statements

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

To the Stockholders
E. E. Powell & Company, Inc.:

In planning and performing our audit of the financial statements and additional information of E. E. Powell & Company, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
January 21, 2005